Kandi Technologies Group, Inc.

January 17, 2014

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0405
Attn: Lyn Shenk Branch Chief

Re:	Re: Kandi Technologies Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed April 1, 2013
File No. 001-33997

Dear Ms. Shenk:

Kandi Technologies Group, Inc. (“Kandi” or the “Company” and sometimes referred to as “we” or “our”) is filing a response to the SEC Comment Letter, dated December 19, 2013, in connection with complying with the issues and outstanding disclosure items set forth therein. For convenience of reference, we have included, in this response letter, the same caption and paragraph number, as well as the text of the comment, set forth in your Comment Letter followed by our response.

Item 1. Business, page 1

1.

We note your response to prior comment 1. So that we may better understand your business, please supplementally provide to us further details about your distribution methods of your products including rights to return merchandise and extended payment terms to customers. In addition, please provide us with further details regarding your significant advances to suppliers. Specifically, tell us how you recover the advances you have made to suppliers and the average amount of time required to recover those advances.

Response: We are a manufacturing company and our sales policy is to sell our products mainly through domestic intermediate companies and dealers as well as international importers. We don't accept purchases of vehicles directly from individual consumers. For instance, the products exported to the US market are sold to our US importers. The products exported to other countries and regions are distributed by independent intermediate companies which are re-sold at terms they choose and at their discretion. Our cars for the domestic market are primarily sold to intermediate companies and dealers. The Semi Knocked Down (SKD) sets for domestic market are sold to our regional partners (manufacturers or dealers); these partners further assemble the cars and customize various features before sale. We enter into a sales contract or sign a purchase order with clients for each business; it usually contains following terms and conditions:

(1) Legality: contracts shall comply with applicable laws.
(2) Rights and Obligations of Parties: clarify rights and obligations of both parties in the contract.
(3) Product Information: description of product model, amount, price and specifications.
(4) Payment terms: usually 90 to 120 days after delivery.
(5) Delivery terms: usually, after the products are completed according to the order, we give a three day notice to the buyer to make inspection. The shipment can only be made after the products pass the buyers' inspection. The delivery time is made in accordance with the contract or order.
(6) Transportation and Cost: it is subject to the contract or order, mainly by two methods: 1) buyer comes to the factory to inspect goods, pick them up and bears transportation cost; 2) buyer comes to the factory to inspect but requests us to delivers goods to its designated place after its inspection and we will bear the transportation charges after the goods have passed inspection by buyer in the factory.
(7) Post-Sale Service: after the buyer inspects and accepts the products, the buyer does not have the right to return products. However, we do provide free spare parts as compensation for the seller’s assumption of responsibility for post-sale service. While not in our contract, this usually amounts to about 3% of the total contract price.
(8) Remedies and penalties for material breach and a dispute resolution provision.

We may grant extended payment terms during the bad economy to support regional distributors' market development efforts or incentivize them to store sufficient goods to prepare for the anticipated busy selling season; however such extension is usually no more than 30 days and requires additional approval from the general manager.

The main reasons that our advances have increased RMB 165 million as of June 30, 2013 compared to December 31, 2012 mainly are:

1) The advance of RMB 130 million by Kandi Electric Vehicles (Changxing) Co., Ltd to Changxing New Energy Auto System Co., Ltd. (the “New Energy”) with the intent to acquire molds and equipment from New Energy, but the transaction did not complete later and the advance was fully returned to Kandi Changxing from July to December 2013.
2) The advance of a RMB 19 million deposit by Kandi Electric Vehicles (Wanning) Co., Ltd to Nanjing Shangtong Auto Technologies Co., Ltd. for equipment purchase. Kandi Wanning reached a letter of intent with Nanjing Shangtong and expects to purchase equipment up to RMB 180 million. The equipment will be purchased and delivered according to the construction schedule and development of Kandi Electric Vehicles (Wanning) Co., Ltd. This advance will be used to off-set the equipment purchase price upon their delivery.

3) Other advances for raw materials purchases which usually are settled within 2 months by receiving raw materials.

2.

In addition, so that we may better understand your business, please supplementally provide us your intended disclosure regarding the dependence of your business or reportable segments upon a single customer, or a few customers, the loss of any one or more of which would have a material adverse effect on your business or reportable segments. Please tell us the name of any customer and its relationship, if any, with you or your subsidiaries if sales to the customer by one or more segments are made in an aggregate amount equal to 10 percent or more of your consolidated revenues and the loss of such customer would have a material adverse effect on you and your subsidiaries taken as a whole. Please note that a group of customers under common control or customers that are affiliates of each other should be regarded as a single customer.

Response: The customers of our legacy products, such as ATV, UTV and Go-Kart, etc. are relatively concentrated. During January to June 2013, the top four customers account for over 80% of our sales. Therefore, loss of one or more of these customers will have relatively high impact on our operational results. Currently, the Company is developing new business partners and clients of our legacy products to reduce our dependence on existing customers. Also, in turn of our newly created Pure Electric Vehicles business, such as Pure Electric Vehicles Mini Public Transportation Program, has begun to show promising growth potentials in China. With expansion of pure EV market, we believe that sales of our pure EV products will surpass the revenues from our legacy products in China, which, consequently, will reduce our dependence on our legacy products and current major customers.

From January to June 2013, sales to the following companies which each accounted for more than 10% of our consolidated revenue were:

1) Jinhua Baoxiang Import & Export Co., Ltd: 45%, not a related party.
2) Zhejiang Jin Li Ma Trading Co., Ltd.: 19%, not a related party
3) Jinhua Chaoneng Auto Sales Co., Ltd.: 19%, not a related party.
4) Eliteway Motorsports: 11%,not a related party.

As to our EV business, the main customers between January and June 2013 are Jinhua Chaoneng Auto Sales Co., Ltd. mentioned above at number 3) and Jinhua Limin New Energy Vehicles Co., Ltd., which accounts less for 10% of our total revenue.

Business Overview, page 2

Off-Road Vehicles, page 2

3.	Refer to comments 2 and 4. Please confirm that you will disclose in your filing what “meet- market-demands products” represent and what constitutes a refitted car.

Response: We confirm that we will disclose in our later filing what “meet-market-demands products” represent and what constitutes a refitted car.

Super-Mini-Car EVs, page 2

4.

Refer to comment 3. It appears that the certain beneficial local government’s policies that encourage the development of EVs are really to encourage consumers to purchase electric vehicles. If so, please revise your disclosure accordingly to clarify this.

Response: To encourage consumers to buy electric vehicles (EV),the Chinese central government introduced a subsidy policy in 2010. Under this policy, the subsidies from the central government and matching subsidies from the local government in pilot cities were distributed directly to consumers by the local government. In September 2013, the central government issued a new round of subsidy policies, which clarified that the subsidies from the central governments shall be directly distributed to manufacturers and the sales prices of EV will be reduced according to the subsidies received before they are sold to consumers. In pilot cities, local governments will also issue their matching local subsidy policies and these subsidies will be directly given to consumers. In our future filings, we will make clear disclosure whether the subsidies are given to consumers or to the manufacturers.

Management’s Discussion and Analysis, page 21

Critical Accounting Policies and Estimates, page 21

5.

Refer to prior comment 5. Please explain to us why your distributors assume warranties relating to your products and tell us, in detail, the terms of your agreements with them with respect to product warranties. In your response, tell us how you account for the additional auto parts given as consideration for assuming the warranties and quantify for us the expense incurred in each period for providing such parts and how you determined the appropriate period in which to recognize the expense.

Response: Because we are a manufacturer and not specialized in the service, repair and maintenance areas, we transfer these responsibilities to the intermediate companies.

As indicated in item (7) of response 1, Post-Sale Service: after the buyer inspects and accepts the products, the buyer does not have the right to return products, and in the meanwhile, we provide free parts amounting to about 3% of the total contract price as compensation for the seller’s assumption of responsibility for post-sale service. Also, during the inspection, the buyer can evaluate the quality of products to determine whether it will accept them or require improvement.

We recognize the expenses after delivery of these post-sale service parts along with products and these costs are recorded as sales cost.

The Company will periodically evaluate our current no warrant policy and may make necessary changes according to the legal and business requirements.

6.	Refer to prior comment 6. As previously requested, tell us the actual amounts of balances outstanding that were subsequently collected within 3, 6, and 9 months of the balance sheet date.

Response:

The total collected accounts receivable from January to March, 2013 was RMB 75,182,240 (about $ 12 million), of which RMB 70,202,839 was receivables from the balance sheet date as of December 31, 2012.

The total collected accounts receivables from April to June, 2013 was 172,557,273 (about $ 27 million), of which RMB 141,749,902 was receivables from the balance sheet date as of December 31, 2012. By the close of the 2nd quarter of 2013, all receivables as of December 31, 2012 had been collected.

Results of Operations, page 24

Revenues, page 25

Super-Mini-Cars EVs, page 25

7.	Refer to prior comment 7. Please provide your accounting policy for revenue recognition for your two business models, whole car sales and naked car sales. In addition, please note comment 15 below.

Response: Our accounting policy for revenue recognition is the same for both business models that we use because they are both sale of goods under wholesale category. When the products are transferred to the other party, the risks are transferred to them too, and at that time we recognize revenue. The Company does not have retail sales.

When the buyer inspects the products and picks them up at the factory, the risks are transferred upon the factory delivery and the delivery is completed at the factory.

When the parties agree on a designated place of delivery, the risks transfer when the products are delivered to the designated place and accepted by the buyer and the delivery is completed at the designated location.

Results of Operations, page 24

Cost of Goods Sold, page 26

8.

Refer to prior comment 8. We note your response that your preliminary analysis has determined that the changes in cost of goods sold is the result of a number of complicated factors and that further analysis is required to provide an accurate and substantive explanation and that you will provide such detailed explanation in future filings. We do not believe that this is responsive to our comment and accordingly reissue the comment. Please provide a more detailed analysis and discussion of the reason for changes in cost of goods sold. For example, discuss changes in cost of materials, cost of labor and cost of overhead. Please revise accordingly and provide us with an example of your intended revised disclosure.

Response: In the detailed analysis, the main reasons accounting for the 66.7% cost increase in 2012 compared to 2011 are as follows:

1.	The 60% of the cost increase contributed by the 60% sales increase in 2012 compared to 2011;

2.	Other than the cost increase resulting from the increase of sales volume, the actual costs in 2012 increased 6.7% compared to 2011, and this increase was caused by the following three elements:

1)

The raw material cost increase. In 2012, the cost of production increased due to the price increase of raw materials and wages which caused increase of the costs to our suppliers; they in turn increased raw material prices. Our average raw material purchase price increased 2.48% in 2012 compared to 2011.

2)	With the labor cost increase in China derived from short supply and higher standard wages, our labor costs increased too. Total wages and salaries increased 3.22% in 2012 compared to 2011.

3)

The overhead cost in 2012 increased 1.01% because of the additional cost derived from the new mass production line of EVs in 2012 and unexpected additional wear and tear costs for tools in the workshops booked in accounting increased significantly.

The above language is the example of our intended disclosure and we will include the above language in our future filings.

Gross Profit, page 27

9.

We note your response to our prior comment 9 that in order to obtain all available China state and local subsidies applicable to your EVs, you cooperate with local dealers or manufacturers, who may need to sell your EVs to certain local enterprises that qualify for local subsidies, instead of selling your EVs to local customers directly. We also note that the use of intermediary, local dealers or manufacturers adds additional links to the distribution chain, which increases your costs and reduces your gross profit margin. Please reconcile this response to your response to our prior comment 3 which appears to indicate that the subsidies are for consumers to purchase vehicles form you.

Response:

In the previous round of government subsidy policies issued in 2010, the subsidies from the central governments and the local government were both distributed by the local government agency. In order to work with the local government’s subsidy distribution system, which mainly distributes the subsidies for the products made by local manufacturers or sold in the local dealers or stores, our products need to go through the local chain of commerce and sell through local companies under their channels, so that the local consumers can smoothly and easily receive the subsidies from the local government. This business practice helps our sales; therefore, the intermediate distribution process is a relatively good option for our business from a cost-benefit perspective.

10.

In addition, we refer you to your response to our prior comment 5. Please tell us if the intermediary, local dealers or manufacturers assume warranty risk. Tell us which entities assume warranty risk and how the risk is shared, if at all, among the various entities in the sales chain.

Response:

We have two types of products: legacy products and EVs. The legacy products include ATV, UTV, Go-Kart, etc. For these products, we only provide additional parts and do not bear the warranty risks as explained in our responses 1 and 5 above.

The main focus and goal of our business is manufacturing not retail or distribution. In short, we are a manufacturer and specialize in design, engineering, manufacturing, research and development of products. We prefer to spend our time and energy in development of new products and technologies for the market instead of entering into the retail market. To enter into the retail market is new and might be a detriment to our basis research and development for the next generation product line. Therefore, we tailored our sales contract to transfer all warranty risks to the intermediary, local dealers or other manufacturers. Our company will only provide free spare parts at about 3% of the overall values for the vehicles to the intermediary, local dealers or other manufacturers to whom we sold vehicles, and they will be the ultimate parties to bear the product warranty risks.

For our EV products, if we use our own auto production permit and sell the EVs to the dealers, then the dealers are responsible for the post sale service. If we cooperate with a third party manufacturer and use its auto production permit, then that party/manufacturer assumes the warranty risk.

Research and Development, page 27

11.

We note your response to our prior comment 11 that you strengthened your research and development for EVs equipped with lithium batteries in 2012 in an effort to strengthen your position in the EV market, and be recognized as a market leader. Please reconcile this response to your response to prior comment 7 where you state that your installed batteries are purchased from third-party battery manufacturers and there is little difference on gross profit between the EVs sold with batteries (whole car sales) and EVs sold without batteries (naked car sales).

Response: Our whole car’s selling price basically is the naked car selling price plus the batteries cost. Because the batteries are purchased from third party suppliers and such costs are included in our cost of sales when selling the whole car, when compared to the naked car sale, cost and sale price for the whole car are increased by the battery cost; consequently, the gross profit for the whole car and naked car are almost the same.

In the past, our research and development focused on EVs running on lead acid batteries. When the market started to demand EVs with lithium batteries, since 2012 we began to increase the investment on R & D on the EVs that run on lithium batteries.

Our current research focus is not with respect to the lithium batteries themselves, which we purchase from third party manufacturers, but rather focusing on the EVs that run on lithium batteries. Although the batteries are purchased from third party manufacturers, we are seeking to develop better EVs to work more efficiently with lithium batteries.

Now the Public EV sharing program uses the EVs running with lithium batteries.

Other Income, Net, page 28

12.

Refer to prior comment 12. Please explain why, after confirming the amount owed with the accounting departments of the payable companies and there being no disagreement on the amount previously confirmed, such amounts were written off.

Response:

Please refer to our prior response as follows:

“2. The written off payables that had not been claimed for more than 3 years were approximately $198,000. The Company checked and confirmed the amount with the accounting departments of the payable companies and if there was any difference, this difference was moved to the other payables category. If after three years, both parties had no disagreement on the amount previously confirmed, then such amount was written off.”

We would like to clarify our prior response as there may be some misunderstanding. The amount written off is the amount that represents the difference in the ledger of our book and that of the accounting departments of the payable companies. The answer of “such amount” meant the amount of difference being reconciled between our accounting staff and the accounting departments of the payable companies. In addition, we wait for three years to ensure that there will have been no further changes on those reconciled difference amounts before we officially write-off such amount.

Liquidity and Capital Resources, page 30

Consolidated Statements of Cash Flows, page F-7

13.

Refer to prior comment 13. Based on your response, it does not appear that the $10.1 million cash inflow from investing activities for the year ended December 31, 2012 captioned “change in construction in progress” represents actual cash inflows. Please make necessary corrections to your cash flow statement and advise us of such intended corrections.

Response:

The “Change In Construction In Progress” will be revised from 10,078,637 to 0;

The “Purchases of Plant and Equipment” will be revised from 19,150,867 to 9,072,230.

No changes to other figures.

Notes to Consolidated Financial Statements, page F-9

Note 3: Basis of Presentation, page F-10 (e)

Accounts Receivable, page F-13

14.

Refer to prior comment 14. In your response, you list the type of terms and provisions included in your sales contracts. However, our comment was intended to result in disclosure by you of the actual typical terms of sales. Therefore, please disclose in more detail the typical terms of sales for your products. For example, disclose your typical payment term or range of terms, warranty terms, and any rights of return, or lack thereof. Provide us with your intended revised disclosure.

Response:

Our typical terms of sales that we use in our actual sales contracts are as follows:

(1) Legality: contracts shall comply with applicable laws.
(2) Rights and Obligations of Parties: clarify rights and obligations of both parties in the contract.
(3) Product Information: description of product model, amount, price and specifications.
(4) Payment terms: usually 90 to 120 days after delivery.
(5) Delivery terms: usually, after the products are completed according to the order, we give a three day notice to the buyer to make inspection. The shipment can only be made after the products pass the buyers' inspection. The delivery time is made in accordance with the contract or order.
(6) Transportation and Cost: it is subject to the contract or order, mainly by two methods: 1) buyer comes to the factory to inspect goods, pick them up and bears transportation cost; 2) buyer comes to the factory to inspect but requests us to delivers goods to its designated place after its inspection and we will bear the transportation charges after the goods have passed inspection by buyer in the factory.
(7) Post-Sale Service: after the buyer inspects and accepts the products, the buyer does not have the right to return the products, however, we do provide free spare parts as compensation for the seller’s assumption of responsibility for post-sale service. While not in our contract, this usually amounts to about 3% of the total contract price.
(8) Remedies and penalties for material breach and a dispute resolution provision.

We may grant extended payment terms during the bad economy to support regional distributors' market development efforts or incentivize them to store sufficient goods to prepare for the anticipated busy selling season; however such extension is usually no more than 30 days and requires additional approval from the general manager.

Note 3: Basis of Presentation, page F-10

(l) Revenue Recognition, page F-15

15.

Refer to prior comment 15. The policy that you have provided is a general policy that is not tailored to your specific business. Please provide a revenue recognition policy that is specific for your business.

Response:

Our revenue recognition policy is:when the products are transferred to the other party, the risks are transferred to them too, and at that time we recognize revenue.

When the buyer inspects the products and picks them up at our factory, the risks are transferred upon the factory delivery and the delivery is completed at the factory.

When the parties agree on a designated place of delivery, the risks transfer when the products are delivered to the designated place and accepted by the buyer and the delivery is completed at the designated location.

(r) Segments, page F-17

16.

Refer to prior comment 16. You state the CODM does not make decisions with respect to allocating resources or assessing performance at a product or geographic level and that information received by the CODM is limited to sales data. So that we may better understand your assessment of operating and reportable segments, please provide to us a copy of the information the CODM regularly receives and reviews as of the latest fiscal year end and interim period.

Response: When the CODM makes decisions with respect to allocating resources, it is based upon evaluation of the operation plan of each subsidiary, its corresponding capital requirements and the performance of its prior execution of the operation plan. Then the CODM will decide how to allocate the resources. For the template report forms of operation plan and its capital requirement of our subsidiaries as well as plan performance evaluation, please see attached Budget Plan Form, Budget Execution Form and Company's Financial Report Form as Exhibit 1, 2 and 3.

17.

Refer to prior comment 17. The information required by ASC 280-10-50-40 through 41 is required disclosure by all public entities including those that have a single reportable segment. Accordingly, we reissue the comment. Please provide all of the information required by ASC 280-10-40 through 41. Please provide us with a copy of your intended revised disclosure. In addition, please tell us your basis for determining sales by geography.

Response: The sales by geographic area of our Company include China (mainland), USA and Europe, and they are determined based upon the customer information listed in the sales contract or purchase order. If our client makes a remark in the purchase order indicating where the ultimate buyer/user is, we determine the sale geographic area based on the information in the remark; if our client does not make any remarks in its order, then we use the client location as the geographic location for the sale.

We will make the following disclosure in the future report:

In the accounting policy concerning Segment Reporting

In accordance with ASC subtopic 280-10 (“ASC 280-10”), Segment Reporting: Overall, the Company’s chief operating decision makers rely upon consolidated results of operations when making decisions about allocating resources and assessing performance of the Company; hence, the Company has only one single operating segment. The Company does not distinguish between markets or segments for the purpose of internal reporting.

Note x:

SEGMENT REPORTING

The Company has only one single operating segment. The Company’s revenue and long-lived assets are primarily derived from and located in the PRC. The Company has only operations in China.

The following table sets forth revenues by geographic area:

	Year Ended December 31
	2012		2011
	Sales Revenue	Long Lived Assets	Sales Revenue	Long Lived Assets
North America	$7,243,257	-	$4,739,944	-
Europe	1,639,990	-	1,218,274	-
China	55,630,423	51,289,815	34,218,930	42,301,474
Total	64,513,670	51,289,815	40,177,148	42,301,474

Note 14: Due To/From Related Parties, page F-25

18.	Refer to prior comment 18. Please provide us your revised intended disclosure of the terms of the related party payable to ELIL.

Response: Our intended disclosure of the terms of the related party payable to ELIL is as following:

The amount payable represents certain costs during share exchange transaction, which were orally agreed to be borne by the former shareholder, ELIL. The Company's previous auditor determined that the amount should be represented as a payable, because there was no written documentation underlying the oral agreement. However, consistent with our oral agreement, ELIL has never requested payment. The Company recently tried to contact ELIL in order to put our oral agreement in writing to release the Company’s obligation for this payment, but we are unable to reach ELIL. Given the fact that several years have passed since initially recording the payable, combined with the lack of a payment claim by ELIL, we believe that the Company is no longer required to record the amount as a payable, because any potential, future claim would be barred by the applicable statute of limitations. Therefore, we write off this amount to non-operating income at the end of 2013.

If you have any question, please do not hesitate to contact me at hxm@kandigroup.com or our CFO Emily Zhu at emily@kandigroup.com.

Very truly yours,

/s/ Xiaoming Hu
Xiaoming Hu, Chairman and CEO
Kandi Technologies Group, Inc.

cc:	Emily Zhu, CFO, Kandi Technologies Group, Inc.
Thomas Wardell, Esq
Jeffrey Li, Esq.
Jay V. Shah, Esq.